June 24, 2025

Ronald South
Senior Vice President, Chief Financial Officer
Henry Schein Inc.
135 Duryea Road
Melville NY 11747

        Re: Henry Schein Inc.
            Form 10-K for Fiscal Year Ended December 28, 2024
            Response dated June 9, 2025
            File No. 000-27078
Dear Ronald South:

       We have reviewed your June 9, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 20,
2025 letter.

Form 10-K for Fiscal Year Ended December 28, 2024
Notes to Consolidated Financial Statements
Note 4 - Segment and Geographic Data, page 93

1. We have reviewed your response to prior comment 1. When applying the guidance in ASC 280-10-50-26A, a public entity should evaluate for disclosure a segment expense that is easily computable from information that is regularly provided to the chief operating decision maker. As an example, it appears cost of sales and selling expenses can be calculated for each of your segments from the information presented on the income statements and pages 56 and 57 of your filing. In addition, the amount for other segment items is the difference between reported segment revenues less the segment expenses and reported segment profit or loss. Please tell us your consideration of the above. For guidance, refer to ASC 280-10-55-15A through 55-
       15B.
 June 24, 2025
Page 2

       Please contact Patrick Kuhn at 202-551-3308 or Stephen Kim at 202-551-3291 if you
have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services